UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2006.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

NCR Savings Plan

Index

December 31, 2006 and 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets Held at End of Year,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio

June 27, 2007

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,
	2006	2005
Assets
Total investments at fair value	$1,959,826,288	$1,825,185,006

Contributions receivable
Participants	2,304,321	2,056,729
Employer	923,982	839,191

Total contributions receivable	3,228,303	2,895,920

Other receivables	312,126	655,914

Total assets	1,963,366,717	1,828,736,840

Liabilities
Accounts payable	375,553	291,872
Accrued expenses	455,048	441,482

Total liabilities	830,601	733,354

Net assets available for benefits	$1,962,536,116	$1,828,003,486

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Additions to net assets attributed to
Investment income
Net realized and unrealized appreciation in fair value of investments	$176,516,229
Interest	2,778,274
Dividends	60,611,965

Total investment income	239,906,468

Contributions
Participants	67,878,585
Employer, net of forfeitures	25,753,886

Total contributions	93,632,471

Total additions	333,538,939

Deductions
Deductions from net assets attributed to
Benefits paid to participants	197,148,425
Administrative expenses	1,857,884

Total deductions	199,006,309

Net increase in net assets	134,532,630
Net assets available for benefits
Beginning of year	1,828,003,486

End of year	$1,962,536,116

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR” or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions, respectively, made by participants with prior year compensation of $90,000 and over. Annual tax-deferred contributions per participant for the 2006 and 2005 Plan years were limited to $15,000 and $14,000, respectively.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. Effective September 1, 2004, benefit accruals under the NCR Pension Plan (the “Pension Plan”) were frozen except for certain grandfathered employees (e.g. employees who were age 40 and older at August 31, 2004, or who were hired prior to May 1, 1985, and were participants in the Pension Plan at August 31, 2004 and who did not make an election to stop receiving benefit accruals under the Pension Plan). For grandfathered Pension Plan participants, the Company’s matching contributions are seventy-five percent of the first three percent of pay contributed by the participant and fifty percent of the next three percent of pay. For all other Plan participants (including non-grandfathered Pension Plan participants), the Company’s matching contributions are one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

In September 2006, the Company announced a Plan amendment, effective January 1, 2007, that adjusts the Company matching contribution for all participants to one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

NCR Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was increased by $1,000 each year to $5,000 effective January 1, 2006. After 2006, the annual limit on catch-up contributions will be adjusted for inflation in $500 increments.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds, and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separate accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments consists of mutual funds (more than 200) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international).

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the last day of the month prior to the month of the transaction plus 1%. The term of the loan may be between one and five years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

NCR Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Withdrawals and Benefits

Participants may withdraw any employee tax-deferred contributions (but not earnings credited after December 31, 1988) during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions (plus earnings) for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59 1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age of 59 1/2, or upon a participant’s termination or disability. A participant’s beneficiary shall be eligible to receive a distribution of the participant’s account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all employee contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Terminated participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the plan until reaching April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. NCR Corporation Common Stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

NCR Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions and Transfers

Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact to the Plan’s net assets or changes in net assets.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2006	2005
NTGI - QM Collective Daily Aggregate Bond Fund, 670,176 and 713,937 shares, respectively	$227,741,930	$232,412,245
Pyramis Select International Equity Trust*, 1,112,581 and 1,360,542 shares, respectively	$151,811,731	$145,251,509
NTGI - QM Collective Daily S&P 500 Equity Index, 36,488 and 41,546 shares, respectively	$140,182,942	$137,752,203

*	Pyramis is a Fidelity owned investment manager, in 2005 this investment was the Fidelity Select International Portfolio Trust.

NCR Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $895,108,979 and $780,706,677 at December 31, 2006 and 2005, respectively. Within the Fidelity Mutual Fund Window the aggregate fair value of the following investment funds represent five percent or more of the plan’s net assets:

	December 31,
	2006	2005
Fidelity Contrafund, 1,461,093 and 1,416,595 shares, respectively*	$95,263,286	$91,738,717

*	The investment value for the current year does not exceed five percent of the Plan’s net assets but is presented for comparative purposes.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $176,516,229 as follows:

Year Ended December 31, 2006
Mutual funds (including investments, strategies, and common/collective trusts)	$158,875,496
NCR Corporation Common Stock	17,640,733

$176,516,229

4.	Related Party Transactions

Related party transactions consisted of loans made to participants and investments in NCR Corporation Common Stock. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan totaled $65,568,922 and $36,689,093, respectively, for the year ended December 31, 2006. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

5.	Tax Status

The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since receiving the latest determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

NCR Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

6.	Subsequent Event

In January 2007, NCR announced that it plans to spin off its Teradata business to shareholders. In connection with this transaction, the Company has made the decision to transfer the NCR Savings Plan entitlements of active Teradata employees to a successor plan which will be established by Teradata, the “Teradata Plan”. On May 8, 2007 the Company approved the 5th Amendment to the NCR Savings Plan to facilitate a trust-to-trust transfer of the accounts of Teradata employees from the NCR Savings Plan to the Teradata Plan. When the transaction and transfer are completed as currently scheduled and intended, this will result in approximately 25% of the Plan’s assets transferring during the fourth quarter of 2007 into the Teradata Plan.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan

Schedule H, Line 4i - Schedule of Assets Held (at End of Year)**

December 31, 2006

Description and Identity of Issue, Borrower, Lender, or Similar Party	Number of Units or Shares	Cost****	Current Value
Common/Collective Trusts:
Pyramis Aggressive Equity Fund*	85,051		$88,725,094
Pyramis Select International Equity Fund*	1,112,581		151,811,731
NTGI - QM Collective Daily Aggregate Bond Fund	670,176		227,741,930
NTGI - QM Collective Daily EAFE Index Fund	68,739		28,125,958
NTGI - QM Collective Daily Russell 2000 Index Fund	54,522		50,327,611
NTGI - QM Collective Daily S&P 500 Equity Index	36,488		140,182,942
Registered Investment Companies:
Oppenheimer Capital	5,334,248		70,614,772
Legg Mason Large Cap Fund	3,937,411		95,123,913
Axiom International Investments	3,518,032		57,294,675
LSV Asset Management Small Cap	4,852,050		70,966,079
Total Mutual Fund Window Investments***	148,438,890		895,108,979
Employer Related Investment:
NCR Common Stock*	1,602,803		68,535,856
Participant Loans (a)*			15,266,748

			$1,959,826,288

(a)	The participant loan interest rates are between 4.5% - 10.5%. The loan terms are between one year and five years.

*	Party-in-interest, Pyramis is a Fidelity owned investment manager.

**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.

***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.

****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By:	/s/ Robert Fishman
Robert Fishman Vice President and Interim Chief Financial Officer NCR Corporation

Date: June 27, 2007

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP